                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended April 30, 1996

                                       OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________________to

Commission file number 0-8088

             FURON COMPANY EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN
                               (Title of the plan)

                                  FURON COMPANY
                              29982 Ivy Glenn Drive
                         Laguna Niguel, California 92677
                 (Name and address of principal executive office
           of the issuer of the securities held pursuant to the plan)

                                  FURON COMPANY
                    EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN

ITEM 1.           Not applicable.

ITEM 2.           Not applicable.

ITEM 3.           Not applicable.

ITEM 4.           Financial statements and exhibits

                  (a)      Financial statements:

                           Financial Statements and Financial Statement
                           Schedules prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements and Financial Statement Schedules, in lieu of the requirements of Items 1 through 3 above.

                  (b)      Exhibits:

                           23       Consent of Independent Auditors

                                  FURON COMPANY
                    EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN

                          INDEX TO FINANCIAL STATEMENTS
                  AND FINANCIAL STATEMENT SCHEDULES (ITEM 4(a))

                                                                                                                 Page
Report of Independent Auditors                                                                                      1

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
        at April 30, 1996 and 1995                                                                                2-3

     Statements of Changes in Net Assets Available for Plan Benefits for
        the years ended April 30, 1996 and 1995                                                                   4-5

     Notes to Financial Statements                                                                               6-10

Financial Statement Schedules:

     Assets held for investment purposes at April 30, 1996                                                         11

     Reportable transactions for the year ended April 30, 1996                                                     12

                         REPORT OF INDEPENDENT AUDITORS

The Administrative Committee
Furon Company Employees' Profit-
    Sharing-Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits with fund information of the Furon Company Employees' Profit-Sharing-Retirement Plan (the Plan) as of April 30, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at April 30, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of April 30, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                      ERNST & YOUNG LLP

Orange County, California
September  4, 1996

                                  FURON COMPANY
                    EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 April 30, 1996

                                                                                                         Fidelity
                                                                                                        Retirement
                                    Furon           Fidelity                                            Government
                                   Company          Managed                                               Money
                                    Common           Income          Fidelity          Fidelity           Market
                                    Stock          Portfolio         Magellan           Puritan         Portfolio
                                     Fund             Fund             Fund              Fund              Fund
                                 ------------     ------------    ---------------    -------------    --------------
Assets:

Investments, at fair value        $5,513,375       $7,462,830        $14,381,812       $7,090,784        $5,806,085

Receivables:
    Employer's contributions          13,493           19,772             44,878           21,879            21,598
    Participants' contributions       27,548           39,512             96,459           47,560            40,059
    Dividend receivable               15,209                -                  -                -                 -
    Loan receivable                        -                -                  -                -                 -
                                 ------------     ------------    ---------------    -------------    --------------
    Total receivables                 56,250           59,284            141,337           69,439            61,657
                                 ------------     ------------    ---------------    -------------    --------------
    Net assets available
     for plan benefits            $5,569,625       $7,522,114        $14,523,149       $7,160,223        $5,867,742
                                 ============     ============    ===============    =============    ==============




                                     Fidelity
                                    Investment        Fidelity       Fidelity
                                      Grade            Asset            OTC           Fidelity
                                       Bond           Manager        Portfolio         Contra-        Participant
                                       Fund             Fund           Fund             Fund            Loans            Total
                                 ---------------    ------------    -----------     -------------    ------------    -------------
Assets:

Investments, at fair value            $329,921        $620,527        $854,076        $2,182,343      $       -       $44,241,753

Receivables:
    Employer's contributions             3,171           3,719           4,967            10,384              -           143,861
    Participants' contributions          6,306           7,524          11,461            23,600              -           300,029
    Dividend receivable                      -               -               -                 -              -            15,209
    Loan receivable                          -               -               -                 -         792,506          792,506
                                 --------------    ------------    ------------    --------------    -----------    --------------
    Total receivables                    9,477          11,243          16,428            33,984         792,506        1,251,605
                                 --------------    ------------    ------------    --------------    -----------    --------------
    Net assets available
     for plan benefits                $339,398        $631,770        $870,504        $2,216,327       $792,506       $45,493,358
                                 ==============    ============    ============    ==============    ===========    ==============

See notes to financial statements.

                                  FURON COMPANY
                    EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 April 30, 1995

                                                                                                         Fidelity
                                                                                                        Retirement
                                    Furon           Fidelity                                            Government
                                   Company          Managed                                               Money
                                    Common           Income          Fidelity          Fidelity           Market
                                    Stock          Portfolio         Magellan           Puritan         Portfolio
                                     Fund             Fund             Fund              Fund              Fund
                                 ------------     ------------    ---------------    -------------    --------------
Assets:

Investments, at fair value        $5,202,664       $7,781,605        $11,566,255       $5,655,288        $6,071,912

Receivables:

    Employer's contribution           17,879           24,831             44,011           22,989            22,556
    Loan receivable                        -                -                  -                -                 -
                                 ------------     ------------    ---------------    -------------    --------------
    Total receivables                 17,879           24,831             44,011           22,989            22,556
                                 ------------     ------------    ---------------    -------------    --------------
    Net assets available
     for plan benefits            $5,220,543       $7,806,436        $11,610,266       $5,678,277        $6,094,468
                                 ============     ============    ===============    =============    ==============




                                   Fidelity
                                  Investment        Fidelity        Fidelity
                                     Grade           Asset            OTC            Fidelity
                                     Bond           Manager        Portfolio         Contra-         Participant
                                     Fund             Fund            Fund             Fund            Loans            Total
                                 -------------    ------------    ------------    --------------    ------------    -------------
Assets:

Investments, at fair value           $249,562        $475,549        $290,583        $1,081,708      $       -       $38,375,126

Receivables:

    Employer's contribution             1,555           3,053           2,323             6,970              -           146,167
    Loan receivable                         -               -               -                 -        648,947           648,947
                                 -------------    ------------    ------------    --------------    -----------    --------------
    Total receivables                   1,555           3,053           2,323             6,970        648,947           795,114
                                 -------------    ------------    ------------    --------------    -----------    --------------
    Net assets available
     for plan benefits               $251,117        $478,602        $292,906        $1,088,678       $648,947       $39,170,240
                                 =============    ============    ============    ==============    ===========    ==============

See notes to financial statements.

                                  FURON COMPANY
                    EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            Year ended April 30, 1996

                                                                                                      Fidelity
                                                                                                     Retirement
                                          Furon         Fidelity                                     Government        Fidelity
                                         Company        Managed                                         Money         Investment
                                         Common         Income         Fidelity       Fidelity          Market           Grade
                                         Stock         Portfolio       Magellan        Puritan        Portfolio          Bond
                                          Fund           Fund            Fund           Fund             Fund            Fund
                                      ------------   -------------   ------------   -------------   --------------   -------------
Contributions:
      Employer                       $   198,903     $   270,603     $    565,779     $   279,308     $    25,512     $  29,452
      Participants                       398,848         541,073        1,186,136         590,814         527,131        56,935
      Rollover contributions              19,692          72,598           61,917          16,819          28,307        13,372
                                     -----------     -----------     ------------     -----------     -----------     ---------
         Total contributions             617,443         884,274        1,813,832         886,941         580,950        99,759
Net investment income:
      Interest                             1,000         451,533               --              --         318,236            --
      Interest on loans to
       participants                        5,620           8,465           19,544           6,907           6,317           261
      Dividends                           61,212              --          816,726         343,999              --        20,246
      Net appreciation
        (depreciation)  in fair
        value of investments             408,528              --        1,899,003         726,036              --        (1,050)
                                     -----------     -----------     ------------     -----------     -----------     ---------
      Net investment income              476,360         459,998        2,735,273       1,076,942         324,553        19,457
                                     -----------     -----------     ------------     -----------     -----------     ---------
Total contributions and net
 investment income                     1,093,803       1,344,272        4,549,105       1,963,883         905,503       119,216
                                     -----------     -----------     ------------     -----------     -----------     ---------
Benefits, terminations and
 withdrawals                            (547,568)       (986,945)      (1,530,553)       (647,390)       (872,245)      (35,781)
Fees on loans to participants                 --            (391)            (624)           (580)         (1,448)          (15)
                                     -----------     -----------     ------------     -----------     -----------     ---------
Increase (decrease) in net assets
 available for plan benefits             546,235         356,936        3,017,928       1,315,913          31,810        83,420
Interfund transfers (net)               (197,153)       (641,258)        (105,045)        166,033        (258,536)        4,861
Net assets available for plan
 benefits:
      Beginning of year                5,220,543       7,806,436       11,610,266       5,678,277       6,094,468       251,117
                                     -----------     -----------     ------------     -----------     -----------     ---------
      End of year                    $ 5,569,625     $ 7,522,114     $ 14,523,149     $ 7,160,223     $ 5,867,742     $ 339,398
                                     ===========     ===========     ============     ===========     ===========     =========




                                      Fidelity       Fidelity
                                        Asset           OTC          Fidelity
                                       Manager       Portfolio        Contra-      Participant
                                        Fund           Fund           Fund           Loans           Total
                                    ------------   ------------   -------------  -------------   -------------
Contributions:
      Employer                        $  44,076     $  49,610     $   112,005     $      --     $  1,575,248
      Participants                       89,396       105,974         244,216            --        3,740,523
      Rollover contributions             14,859         9,240          20,202            --          257,006
                                      ---------     ---------     -----------     ---------     ------------
         Total contributions            148,331       164,824         376,423            --        5,572,777
Net investment income:
      Interest                               --            --              --            --          770,769
      Interest on loans to
       participants                         576           533           2,908            --           51,131
      Dividends                          15,892        29,465         216,040            --        1,503,580
      Net appreciation
        (depreciation)  in fair
        value of investments             58,328       119,440         225,999            --        3,436,284
                                      ---------     ---------     -----------     ---------     ------------
      Net investment income              74,796       149,438         444,947            --        5,761,764
                                      ---------     ---------     -----------     ---------     ------------
Total contributions and net
 investment income                      223,127       314,262         821,370            --       11,334,541
                                      ---------     ---------     -----------     ---------     ------------
Benefits, terminations and
 withdrawals                            (81,925)      (51,546)       (156,776)      (97,628)      (5,008,357)
Fees on loans to participants                --            (8)             --            --           (3,066)
                                      ---------     ---------     -----------     ---------     ------------
Increase (decrease) in net assets
 available for plan benefits            141,202       262,708         664,594       (97,628)       6,323,118
Interfund transfers (net)                11,966       314,890         463,055       241,187               --
Net assets available for plan
 benefits:
      Beginning of year                 478,602       292,906       1,088,678       648,947       39,170,240
                                      ---------     ---------     -----------     ---------     ------------
      End of year                     $ 631,770     $ 870,504     $ 2,216,327     $ 792,506     $ 45,493,358
                                      =========     =========     ===========     =========     ============

See notes to financial statements.

                                  FURON COMPANY
                    EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            Year ended April 30, 1995

                                                                                                       Fidelity
                                                                                                      Retirement
                                        Furon         Fidelity                                        Government       Fidelity
                                       Company         Managed                                          Money         Investment
                                        Common         Income         Fidelity        Fidelity          Market          Grade
                                        Stock         Portfolio       Magellan         Puritan        Portfolio          Bond
                                         Fund           Fund            Fund            Fund             Fund            Fund
                                     ------------   -------------   -------------   -------------   --------------  --------------
Contributions:
      Employer                       $   228,607     $   319,895     $    531,798     $   276,079     $   240,875     $  18,596
      Participants                       419,184         585,716        1,029,582         539,265         514,692        35,692
      Rollover contributions               1,048         159,662           47,614           4,914           2,096            --
                                     -----------     -----------     ------------     -----------     -----------     ---------
         Total contributions             648,839       1,065,273        1,608,994         820,258         757,663        54,288
Net investment income:
      Interest                             1,000         438,705               --              --         252,842            --
      Interest on loans to
       participants                        5,114           6,494           14,205           6,709           6,358           282
      Dividends                           61,930              --          388,905         402,473              --        16,272
      Net appreciation
        (depreciation)  in fair
        value of investments           1,248,089              --          853,551          22,477              --        (6,343)
                                     -----------     -----------     ------------     -----------     -----------     ---------
      Net investment income            1,316,133         445,199        1,256,661         431,659         259,200        10,211
                                     -----------     -----------     ------------     -----------     -----------     ---------
Total contributions and net
 investment income                     1,964,972       1,510,472        2,865,655       1,251,917       1,016,863        64,499
                                     -----------     -----------     ------------     -----------     -----------     ---------
Benefits, terminations and
 withdrawals                            (257,671)     (1,319,722)      (1,009,303)       (379,664)       (390,321)      (11,791)
Fees on loans to participants                 --            (293)            (538)           (554)         (1,300)          (25)
                                     -----------     -----------     ------------     -----------     -----------     ---------
Increase (decrease) in net assets
     available for plan benefits       1,707,301         190,457        1,855,814         871,699         625,242        52,683
Interfund transfers (net)               (458,667)        (56,405)        (147,577)        (92,155)        525,076        21,845
Net assets available for plan
 benefits:
      Beginning of year                3,971,909       7,672,384        9,902,029       4,898,733       4,944,150       176,589
                                     -----------     -----------     ------------     -----------     -----------     ---------
      End of year                    $ 5,220,543     $ 7,806,436     $ 11,610,266     $ 5,678,277     $ 6,094,468     $ 251,117
                                     ===========     ===========     ============     ===========     ===========     =========




                                       Fidelity       Fidelity
                                        Asset           OTC          Fidelity
                                       Manager       Portfolio       Contra-       Participant
                                         Fund           Fund           Fund           Loans          Total
                                     ------------   ------------   ------------   -------------   -----------
Contributions:
      Employer                        $  40,798     $  25,068     $    82,908     $      --     $  1,764,624
      Participants                       82,113        48,750         166,193            --        3,421,187
      Rollover contributions             15,860            --           1,328            --          232,522
                                      ---------     ---------     -----------     ---------     ------------
         Total contributions            138,771        73,818         250,429            --        5,418,333
Net investment income:
      Interest                               --            --              --            --          692,547
      Interest on loans to
       participants                         792           257           1,592            --           41,803
      Dividends                          16,159         1,618              --            --          887,357
      Net appreciation
        (depreciation)  in fair
        value of investments              2,618        31,035          98,112            --        2,249,539
                                      ---------     ---------     -----------     ---------     ------------
      Net investment income              19,569        32,910          99,704            --        3,871,246
                                      ---------     ---------     -----------     ---------     ------------
Total contributions and net
 investment income                      158,340       106,728         350,133            --        9,289,579
                                      ---------     ---------     -----------     ---------     ------------
Benefits, terminations and
 withdrawals                             (7,476)       (6,603)        (65,174)      (57,278)      (3,505,003)
Fees on loans to participants                --            --              --            --           (2,710)
                                      ---------     ---------     -----------     ---------     ------------
Increase (decrease) in net assets
 available for plan benefits            150,864       100,125         284,959       (57,278)       5,781,866
Interfund transfers (net)              (127,279)       53,985         109,622       171,555               --
Net assets available for plan
 benefits:
      Beginning of year                 455,017       138,796         694,097       534,670       33,388,374
                                      ---------     ---------     -----------     ---------     ------------
      End of year                     $ 478,602     $ 292,906     $ 1,088,678     $ 648,947     $ 39,170,240
                                      =========     =========     ===========     =========     ============

See notes to financial statements.

                                  FURON COMPANY
                          Notes to Financial Statements
                                 April 30, 1996

1.       Summary of significant accounting policies

         Basis of presentation

         The accompanying financial statements of the Furon Company Employees' Profit-Sharing- Retirement Plan (the Plan) have been prepared on the accrual basis of accounting. Certain reclassifications have been made to prior year amounts in order to be consistent with the current year presentation. The Plan is a defined contribution profit sharing plan and is sponsored by Furon Company (the Company).

         Investment valuation

         The Plan values investments in marketable securities at the last reported sale price on the last business day of the Plan's year. Securities not traded on the last business day are valued at the last reported bid price. Money market funds are valued at cost, which approximates market. The Fidelity Managed Income Portfolio Fund is valued at fair value as determined in good faith by the Trustee.

         Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Income tax status

         The Internal Revenue Service has issued a determination letter dated March 1, 1996, indicating that the Plan qualifies in form, under Sections 401(a) of the Internal Revenue Code of 1986, as amended (the
         Code), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Administrative Committee (the Committee) of the Plan is not aware of any course of action or series of events that have occurred which might adversely affect the Plan's qualified status.

         Contributions

         Company contributions are accrued in the period in which they are authorized by the Board of Directors of the Company. Contributions by participants are recorded when payroll deductions are made.

         Other

         Purchases and sales of investments are reflected on the trade dates. Gains or losses on sales or distributions of investments are based on average cost.

                                  FURON COMPANY
                          Notes to Financial Statements
                                 April 30, 1996

2.       Administration of the Plan

         The Plan is administered by a Committee which is appointed by the Company's Board of Directors. The Trustee of the Plan is Fidelity Management Trust Company. The trust agreement requires that the Trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee.

         While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of such termination, each participant will automatically become fully vested to the extent of the balance in his separate account.

         The valuation and performance of the Plan's investment funds (the Funds) are subject to changes in market prices and credit risk. The investments held by the Funds, excluding the Furon Company Common Stock Fund, are made at the discretion of the Fund investment managers and are subject to ERISA regulations. In the event of non-performance by other parties, the Plan's exposure to credit loss on investments is limited to the carrying value of such investments. Except for the Furon Company Common Stock Fund, the Committee believes that no significant concentration of credit risk exists within each fund at April 30, 1996.

         The Company pays all expenses for the Plan incurred in the administration of the Plan.

3.       Contributions and benefits

         Contributions to the Plan, generally made on a monthly basis, can be in the form of: (1) compensation deferral contributions which are withheld from the participant's pay and are limited to 10% of total compensation or the current IRS limitation, whichever is less; (2) voluntary after-tax contributions, also limited to 10% of compensation and withheld from the participant's pay; (3) Company primary contributions which are a percentage of total compensation, as defined, as determined by the Board of Directors and (4) Company matching contributions which are a percentage of the participant's compensation deferral contributions as determined by the Board of Directors. Participants are also allowed to make "rollover contributions" from other qualified plans, if such contributions are made in accordance with the Plan document. The following table summarizes amounts contributed by the
         Company:

                                                                          For the year              For the year
                                                                              ended                     ended
                                                                         April 30, 1996            April 30, 1995
                                                                         --------------            --------------
                Company primary contribution, as a
                   percent of compensation                                      1%                      1%

                Company matching contribution, as a
                   percent of participant compensation
                   deferral contributions                                      35%                      40%

                                  FURON COMPANY
                          Notes to Financial Statements
                                 April 30, 1996

3.       Contribution and benefits (continued)

         Participants have nine funds in which to invest their contributions and those of the Company. These funds consist of a Fidelity Managed Income Portfolio Fund, Fidelity Retirement Government Money Market Portfolio Fund, the Fidelity Puritan Fund, the Fidelity Magellan Fund, the Furon Company Common Stock Fund, the Fidelity Investment Grade Bond Fund, the Fidelity Asset Manager Fund, the Fidelity Contrafund, and the Fidelity OTC Portfolio Fund. All of these funds except for the Fidelity Magellan Fund, the Fidelity Puritan Fund, the Fidelity Contrafund and the Furon Company Common Stock Fund are components of other investment trust funds managed by Fidelity. Participant balances are invested at the participant's discretion and may be allocated among all funds. The allocation between funds may be changed at the participant's discretion at any time.

         All amounts allocated to a participant's compensation deferral account, voluntary contribution account and rollover account are fully vested at all times. The matching contribution account is vested April 30 each year. A participant's primary company contribution does not vest until the completion of five years of service at which time the contributions become fully vested through the end of the previous plan year. Notwithstanding the above, a participant shall become fully vested upon retirement at age 60 or older, death, permanent disability or plan termination.

         Participants may request a withdrawal of all or part of their voluntary contributions made prior to December 31, 1986. In addition, participants are entitled to request all or a portion of their salary deferral contributions, or all or part of their voluntary contributions made after December 31, 1987, if it is determined by the Committee that the request meets the IRS defined hardship withdrawal requirements. Such payments to participants are made in a lump sum.

         Separate investment accounts are maintained for each participant and are adjusted on the transaction date as follows:

         (a) For a pro rata share of income, expenses, and net appreciation (depreciation) in the fair value of investments of each respective Fund on the ratio of each participant's balance to the total of the respective Fund balance as of the date of the previous allocation.

         (b) For a pro rata share of the Company's primary contribution determined by the percentage which the participant's qualified compensation bears to the total qualified compensation of all participants through the last day of the Plan year.

         (c) At the Company's discretion unvested forfeitures may be allocated to remaining participants based upon the percentage of the remaining participant's compensation to the total compensation of all participants as described in (b).

         The amounts forfeited by terminated employees and used to reduce Company contributions for the years ended April 30, 1996 and 1995 were $260,004 and $66,258, respectively.

         Included in net assets available for plan benefits at April 30, 1996 and 1995 were $53,480 and $120,999, respectively, of terminated participants' nonvested benefits which will be reallocated, at the Company's discretion, to remaining participants or used to reduce future Company contributions.

                                  FURON COMPANY
                          Notes to Financial Statements
                                 April 30, 1996

3.       Contribution and benefits (continued)

         In accordance with the Retirement Equity Act of 1984 (REACT), former participants who return to employment with the Company prior to incurring a five consecutive year break in service, are entitled to have their previously forfeited amounts restored to their individual account. Amounts required to restore such account balances are provided by the Company.

         No current income tax liability accrues to the participants in connection with the Company's contributions, interest, dividends or capital gains (losses) realized by the Plan. Amounts distributed to the participants are taxable to the participants in accordance with tax laws governing qualified plan distributions.

         Also included in net assets available for plan benefits were $2,649,551 and $1,656,166 of nondistributed vested benefits related to participants who have terminated or retired from the Company at April 30, 1996 and 1995, respectively.

         Participants may borrow from their individual accounts, subject to approval of the Committee. The maximum amount which may be borrowed is limited to the lesser of 50% of the vested portion of the participant's account, or $50,000, with a minimum loan amount of $1,000. Generally, loan terms are over a five year period with payments to be made at least quarterly. However, if the loan is for the purchase of the participant's principal residence the Committee may permit the loan to be repaid over a ten year period. The loans bear interest at a fixed rate, established by the Committee, which must be at least equal to the prime rate in effect at the date of loan approval, plus 1%.

4.       Net appreciation (depreciation) in fair value of investments

         Net appreciation (depreciation) in fair value of investments consists of both realized and unrealized gains and losses. Realized gains and losses are measured as the difference between historical cost of investments sold or redeemed during the year and the proceeds received from their redemption. Unrealized gains and losses are measured as the difference in fair market value at the beginning and end of the period as compared to historical cost.

                                  FURON COMPANY
                          Notes to Financial Statements
                                 April 30, 1996

5.   Investments

     Investments at April 30, 1996 and 1995 are as follows:

                                                   1996                        1995
                                        -------------------------   -------------------------
                                         Unit, shares                Unit, shares
                                            or face      Fair           or face      Fair
                                            amount       value          amount       value
                                        ------------  -----------    -----------  -----------
Investments at fair value:

  Furon Company Common
    Stock Fund                             253,489    $ 5,513,375      258,517    $ 5,202,664

  Fidelity Managed Income Portfolio
    Fund                                 7,462,830      7,462,830    7,781,606      7,781,605

  Fidelity Magellan Fund                   163,281     14,381,812      152,569     11,566,255

  Fidelity Puritan Fund                    401,744      7,090,784      359,522      5,655,288

  Fidelity Retirement Government
    Money Market Portfolio Fund          5,806,085      5,806,085    6,071,912      6,071,912

  Fidelity Investment Grade
    Bond Fund                               46,797        329,921       35,601        249,562

  Fidelity Asset Manager Fund               38,447        620,527       33,139        475,549

  Fidelity OTC Portfolio Fund               25,594        854,076       11,040        290,583

  Fidelity Contrafund                       55,502      2,182,343       32,222      1,081,708
                                                      -----------                 -----------
Total investments at fair value                       $44,241,753                 $38,375,126
                                                      ===========                 ===========

                                   SCHEDULE I

                                  FURON COMPANY
                    EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN

            ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 April 30, 1996

                                                           Description           Units, shares                        Fair
              Identity of issue                           of investment          or face amount         Cost          value
              -----------------                           -------------          --------------         ----          -----
Furon Company Common Stock Fund *                         Common Stock              253,489        $ 3,862,493      $ 5,513,375

Fidelity Managed Income Portfolio
       Fund *                                         Commingled Pension Fund     7,462,830          7,462,830        7,462,830

Fidelity Magellan Fund *                                  Mutual Fund               163,281         11,417,812       14,381,812

Fidelity Puritan Fund *                                   Mutual Fund               401,744          6,159,506        7,090,784

Fidelity Retirement Government
       Money Market Portfolio Fund *                      Mutual Fund             5,806,085          5,806,085        5,806,085

Fidelity Investment Grade Bond Fund *                     Mutual Fund                46,797            347,407          329,921

Fidelity Asset Manager Fund *                             Mutual Fund                38,447            575,501          620,527

Fidelity OTC Portfolio Fund *                             Mutual Fund                25,594            725,571          854,076

Fidelity Contrafund *                                     Mutual Fund                55,502          1,916,962        2,182,343
                                                                                                   -----------       ----------

     Total investments in securities                                                               $38,274,167      $44,241,753
                                                                                                   ===========      ===========

*Party-in-interest

                                   SCHEDULE II
                                  FURON COMPANY
                    EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN
                  ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS
                            Year ended April 30, 1996

                                                                                                    Expense
    Identity of                                                Purchase          Selling         incurred with     Cost of
  party involved          Description of asset                  price             price           transaction     asset sold
-----------------         --------------------              -------------     ------------     ---------------    ----------

Category (iii) -- Series of transactions in excess of 5 percent of plan assets.
Furon Company            Common Stock Fund                  $1,046,590         $        -          $ -            $        -

Furon Company            Common Stock Fund                           -          1,144,407            -               913,716

Fidelity                 Managed Income
   Investments             Portfolio Fund                    1,776,470                  -            -                     -

Fidelity                 Managed Income
   Investments             Portfolio Fund                            -          2,095,246            -             2,095,246

Fidelity
   Investments           Fidelity Puritan Fund               2,504,728                  -            -                     -

Fidelity
   Investments           Fidelity Puritan Fund                       -          1,795,269            -             1,667,597

Fidelity
   Investments           Fidelity Magellan Fund              4,491,415                  -            -                     -

Fidelity
   Investments           Fidelity Magellan Fund                      -          3,574,860            -             3,106,491

Fidelity
   Investments           Fidelity Contrafund                 1,486,102                  -            -                      -

Fidelity
   Investments           Fidelity Contrafund                         -            611,466            -                570,017

Fidelity                 Retirement Government
   Investments             Money Market Portfolio            3,452,523                  -            -                      -

Fidelity                 Retirement Government
   Investments             Money Market Portfolio                    -           3,718,349           -             3,718,349




                            Current
                            value at
    Identity of            transaction
  party involved              date           Net gain
-----------------         ------------     ----------

Category (iii) -- Series of transactions in excess of 5 percent of plan assets.
Furon Company             $1,046,590      $      -

Furon Company              1,144,407       230,691

Fidelity
   Investments             1,776,470             -

Fidelity
   Investments             2,095,246             -

Fidelity
   Investments             2,504,728             -

Fidelity
   Investments             1,795,269       127,672

Fidelity
   Investments             4,491,415             -

Fidelity
   Investments             3,574,860       468,369

Fidelity
   Investments             1,486,102             -

Fidelity
   Investments               611,466        41,449

Fidelity
   Investments             3,452,523             -

Fidelity
   Investments             3,718,349             -

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   FURON COMPANY EMPLOYEES'
                                   PROFIT-SHARING-RETIREMENT PLAN

                                   /S/John V. May
                                   -----------------------------------------
                                   Chairman of Plan Administrative Committee

October 15, 1996